

04014272

SO-30-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 11-30-2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36732

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __09/01/03__ AND ENDING __08/31/04__
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barton Hall Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Equity Resources   44 Brattle St.
(No. and Street)

Cambridge　　　　　　MA　　　　　　02138
(City)　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Thompson　　　　　　　　　　　　617-876-4800
　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prague + Company, P.C.
(Name – if individual, state last, first, middle name)

20 Walnut St. #215　Wellesley　　MA　　02481
(Address)　　　　　　(City)　　　　(State)　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Mark S. Thompson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Barton Hall Securities, Inc._____ , as of _____August_____ 31____, 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Mark S. Thompson
Signature

_____President_____
Title

_____ exp 11/1/2007
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BARTON HALL SECURITIES, INC.

FINANCIAL STATEMENTS

August 31, 2004

PRAGUE & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

PRAGUE & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Twenty Walnut Street, Suite 215
Wellesley, Massachusetts 02481
(781) 237-5555   FAX (781) 237-7779

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Barton Hall Securities, Inc.

We have audited the accompanying balance sheet of Barton Hall Securities, Inc. as of August 31, 2004, and the related statements of income and retained earnings, cash flows, computation of net capital and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barton Hall Securities, Inc. as of August 31, 2004, and the results of its operations, cash flows and computation of net capital for the year then ended in conformity with generally accepted accounting principles.

Prague & Company, P.C.

Wellesley, Massachusetts
September 20, 2004

BARTON HALL SECURITIES, INC.
BALANCE SHEET
August 31, 2004

ASSETS

Current assets:

Cash $ 16,266

Total Assets $ 16,266

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Income taxes payable $ 500

Stockholder's equity:
Common stock, $1 par value; 300,000 shares
authorized; 12,000 shares issued and
outstanding 12,000
Retained earnings 3,766
15,766

Total Liabilities and Stockholder's Equity $ 16,266

See accompanying notes to financial statements

BARTON HALL SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended August 31, 2004

Revenues:

Fees paid by Equity Resources Group, Inc.	$	2,185
Interest and dividend income		109
		2,294

Expenses:

NASD fees (net of refund)	1,215
Signature stamp expense	595
Bank fee	12
	1,822

Income before income taxes		472
Income tax		456
Net income (loss)		16
Retained earnings, beginning of year		3,750
Retained earnings, end of year	$	3,766

See accompanying notes to financial statements

BARTON HALL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended August 31, 2004

Cash flows from operating activities:

Fees received	$	2,185
Interest and dividends received		109
Cash paid for income taxes		(456)
Cash paid for operating expenses		(1,822)
Net cash provided by operating activities		16
Cash and cash equivalents at beginning of year		16,250
Cash and cash equivalents at end of year	$	16,266

See accompanying notes to financial statements

BARTON HALL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
August 31, 2004

Total ownership equity	$	15,766
Less ownership equity, not allowable for net capital		0
Plus allowable additions to net capital		0
Less haircuts on securities		(96)
Net capital	$	15,669

BARTON HALL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended August 31, 2004

Stockholders' equity, September 1, 2003	15,750
Net Income (loss)	16
Stockholders' equity, August 31, 2004	15,766

BARTON HALL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
August 31, 2004

1. ORGANIZATION ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On September 18, 1986, Barton Hall Securities, Inc. (the Company) was formed to engage in and carry on the business of a broker-dealer in securities, including, but not limited to, the buying and selling, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and non-negotiable instruments or securities, to conduct financial research and, to provide consulting services.

For purposes of the statement of cash flows, the organization considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. RELATED PARTIES

The Company is a wholly-owned subsidiary of Equity Resources Group, Inc. (ERGI) which was formed in March, 1981 under Massachusetts law for the purpose of providing financial consulting services in the field of real estate. During the year ended August 31, 2004, $2,185 was received from ERGI for various support services provided by the Company to ERGI, including, but not limited to, legal, accounting, secretarial and analytical services.

3. NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At August 31, 2004, the Company had net capital and net capital requirements of $15,669 and $5,000, respectively. It is hereby affirmed that no discrepancy exists between the computation of net capital for Barton Hall Securities, Inc. for the Focus IIA report filed by Barton Hall Securities, Inc. for the period ended August 31, 2004 and the computation of net capital contained herein.

BARTON HALL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
August 31, 2004

4.   CUSTOMER PROTECTION RESERVE REQUIREMENT

The Company is exempt from the customer protection reserve requirement of SEC Rule 15c3-3, under Clause K(2)(i).

5.   OTHER MATTERS

No material inadequacies are found to exist or to have existed since the date of the previous audit of the financial statements.

6.   FILING

This Independent Auditor's Report is being filed pursuant to SEC Rule 17a-5(d).

7.   SUPPLEMENTAL DISCLOSURES TO THE STATEMENT OF CASH FLOWS

Within the statement of cash flows, operating activities include taxes paid of $456.